SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

March 2011

Commission File Number: 333-153452

ECOPETROL S.A.
(Exact name of registrant as specified in its Charter)

Carrera 7 No. 37 – 69
BOGOTA – COLOMBIA
(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-      N/A

PRESS RELEASE

Ecopetrol Adopts Measures to Guarantee Adequate Shareholder Representation at the General Shareholders’ Meeting to be Held on March 24, 2011

In accordance with articles 2.3.1.1. and 2.3.1.2. of Resolution 1200 of 1995, as supplemented by article 1 of Resolution 116 of 2002, the Board of Directors of Ecopetrol S.A. (NYSE: EC; BVC: ECOPETROL; BVL: EC; TSX: ECP) (“Ecopetrol” or the “Company”) in its extraordinary session held on February 25, 2011, approved the following measures designed to guarantee the adequate representation of shareholders at the General Shareholders’ Meeting to be held on March 24, 2011:

1.
Ordered the Company's management to inform shareholders of the right to be represented at the General Shareholders’ Meeting through a proxy and indicate the legal requirements under Colombian commercial law for proxies granted for this purpose.

2.	Ordered Company employees participating in the review of proxies granted by shareholders that proxies which fail to meet minimum Colombian legal requirements will not be considered valid.

3.	Ordered the Company’s management to inform shareholders that proxies cannot be granted to individuals associated either directly or indirectly with the Company’s management or any Ecopetrol employee.

4.	Appointed the Legal Vice Presidency as the area responsible for the review of the proxies.

5.	Ordered the Company's management to inform Company administrators and employees that they cannot recommend to shareholders that they vote for a specific list.

6.
Ordered the Company's management to inform administrators and employees not to suggest, coordinate or agree with shareholders on the submission of shareholder proposals during the General Shareholders’ Meeting.

7.
Ordered the Company's management to inform administrators and employees not to suggest, coordinate or agree with shareholders voting in favor of or against any shareholder proposal presented at the General Shareholders’ meeting.

8.	Stipulated that the Company’s management adopt all necessary measures for Company employees to act neutrally when interacting with shareholders.

9.	Appointed the General Secretary of Ecopetrol responsible for verifying adequate compliance with these measures.

Dirección de Relacionamiento con el Inversionista Tel: 2345190 – Fax: 2345648    investors@ecopetrol.com.co     www.ecopetrol.com.co

PRESS RELEASE

The aforementioned measures adopted by the members of Ecopetrol's Board of Directors, designed to ensure compliance of articles 2.3.1.1. and 2.3.1.2. of Resolution 1200 of 1995, were made public by the Chairman of the Board of Directors through the Superintendente Delegado para Emisores of the Superintendencia de Valores of Colombia prior to the General Shareholders’ Meeting.

        Bogota, Colombia, March 7, 2011

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Ecopetrol is Colombia’s largest integrated oil & gas company, where it accounts for 60% of total production. It is one of the top 50 oil companies in the world and the fourth largest oil company in Latin America. The Company is also involved in exploration and production activities in Brazil, Peru and the United States Gulf Coast, and owns the main refineries in Colombia, most of the network of oil and multiple purpose pipelines in the country, petrochemical plants, and it is entering into the biofuels business.

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of Ecopetrol. These are merely projections and, as such, are based exclusively on the expectations of management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Colombian economy and the industry, among other factors; therefore, they are subject to change without prior notice.

Contact us for any additional information:

Investor Relations
Alejandro Giraldo
Phone: +571-234-5190
Email: investors@ecopetrol.com.co

Media Relations (Colombia)
Mauricio Téllez
Phone: + 571-2345377
Fax: +571-2344480
Email: mtellez@ecopetrol.com.co

Website: www.ecopetrol.com.co

Dirección de Relacionamiento con el Inversionista Tel: 2345190 – Fax: 2345648    investors@ecopetrol.com.co     www.ecopetrol.com.co

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: March 7, 2011

Ecopetrol S.A.

By:	/s/ Adriana M. Echeverri
Name:	Adriana M. Echeverri
Title:	Chief Financial Officer